Exhibit 3.1

AMENDMENT NO. 1

TO THE AMENDED AND RESTATED BYLAWS

OF

UBIQUITI NETWORKS, INC.

1.
The Amended and Restated Bylaws of Ubiquiti Networks, Inc. (the “Company”) are hereby amended to add a new Article XI which reads in its entirety as follows:

“ARTICLE XI - FORUM SELECTION

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the certificate of incorporation or these bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine.  Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article XI.”

2.
Except as set forth in this Amendment No. 1 to the Amended and Restated Bylaws of the Company, the Amended and Restated Bylaws of the Company remain in full force and effect.

3.
This Amendment No. 1 to the Amended and Restated Bylaws of the Company was approved by the Board of Directors of the Company on November 1, 2018.